SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34432; File No. 812-15015

Apollo Investment Corporation, et al.

December 3, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment funds and accounts.

Applicants: Apollo Investment Corporation ("AIC"), Apollo Tactical Income Fund Inc. ("AIF"), Apollo Debt Solutions BDC ("ADS"), Apollo Investment Management, L.P. ("AIM"), Apollo Credit Management, LLC ("ACM"), Apollo Senior Floating Rate Fund Inc. ("ASFRF"), Merx Aviation Finance, LLC ("Merx"), Athene Holding Ltd. ("Athene"), MidCap FinCo Holdings Limited ("MidCap"), the Existing Affiliated Funds set forth on Appendix A to the application, and the investment advisers to the Existing Affiliated Funds set forth on Appendix A to the application (the "Existing Advisers to Affiliated Funds"; together with AIC, AIF, AIM, ACM, ASFRF, ADS, Merx and the Existing Affiliated Funds, the "Applicants").

Filing Dates: The application was filed on April 1, 2019, and amended on August 15, 2019, January 2, 2020, January 28, 2021, October 19, 2021 and November 24, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 28, 2021, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: steven.grigoriou@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Asen Parachkevov, Senior Counsel, at (202) 551-6908 or Trace Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Introduction:

1.   The Applicants request an order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder (the "Order") to permit, subject to the terms and conditions set forth in

the application (the "Conditions"), a Regulated Fund[1] and one or more other Regulated Funds

and/or one or more Affiliated Funds[2] to enter into Co-Investment Transactions with each other.

"Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-

Owned Investment Sub (as defined below)) participated together with one or more Affiliated Funds

and/or one or more other Regulated Funds in reliance on the Order. "Potential Co-Investment

Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned

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[1]   "Regulated Funds" means AIC, ASFRF, AIF, ADS the Future Regulated Funds and the BDC Downstream Funds (defined below). "Future Regulated Fund" means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and sub-adviser, if any) is an Adviser, and (c) that intends to participate in the Co-Investment Program. "Adviser" means AIM, ACM and the Existing Advisers to Affiliated Funds (identified in Appendix A to the application) and any Future Adviser. "Future Adviser" means any future investment adviser that (i) controls, is controlled by, or is under common control with AGM, (ii) (a) is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by, or is under common control with, AGM and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund. "Co-Investment Program" means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price; and (b) making Follow-On Investments (as defined below). The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the "Securities Act").

[2]   "Affiliated Fund" means any Existing Affiliated Fund (identified in Appendix A to the application), any Apollo Proprietary Account (defined below) or any entity (a) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 of the Act, (c) that is not a BDC Downstream Fund and (d) that intends to participate in the Co-Investment Program. Applicants represent that no Existing Affiliated Fund is a BDC Downstream Fund. "BDC Downstream Fund" means either (a) with respect to AIC, Merx or (b) with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser (and sub-adviser, if any) is an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the Co-Investment Program.

Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.[3]

2.   The Order sought by the applicants would supersede a prior order[4] ("Prior Order") with the result that no person will continue to rely on the Prior Order if the Order is granted.

Applicants:

3.   AIC is a closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company ("BDC") under the Act. [5] AIC's Board[6] currently consists of eight members, five of whom are Independent Directors.[7] ASFRF and AIF are Maryland corporations that are registered as closed-end management investment companies. Each of ASFRF's and AIF's Board currently consists of six members, five of whom are Independent Directors. ADS is a closed-end management investment company organized as a Delaware statutory trust that has elected to be regulated as a BDC under the Act. ADS' Board currently consists of five members, four of whom are Independent Directors.

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[3]   All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions set forth in the application.

[4]   Apollo Investment Corp., et al., (File No. 812-13754) Release No. IC-32057 (order) (March 29, 2016), Release No. IC-32019 (notice) (March 2, 2016).

[5]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

[6]   "Board" means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund. "Independent Party" means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

[7]   "Independent Director" means a member of the Board of any relevant entity who is not an "interested person" as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

4.   AIM, a Delaware limited partnership that is registered under the Advisers Act, serves as the investment adviser to AIC. ACM, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as investment adviser to ASFRF, ADS and AIF.

5.   Merx, a Delaware limited liability company, is a special purpose vehicle owned by AIC. AIM serves as Merx's investment adviser. Applicants state that Merx engages primarily in aircraft leasing and related businesses and is thus excluded from investment company status under Section 3(a). Merx is a BDC Downstream Fund. If Applicants receive the requested Order, Merx may on occasion engage in Co-Investment Transactions with other Regulated Funds and with Affiliated Funds. [8]

6.   Any Adviser, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser, may hold various financial assets in a principal capacity (the "Apollo Proprietary Accounts").

7.   The Existing Affiliated Funds are the investment funds identified in Appendix A to the application. Applicants represent that each Existing Affiliated Fund is a separate and distinct legal entity and each, other than Athene and MidCap, would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act. Applicants state that Athene Holding does not come within the definition of investment company in Section 3(a)(1). As described in the application, Applicants state that Athene engages in the insurance business through wholly-owned subsidiary insurance companies which are excluded from investment company status by either Rule

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[8]   Applicants believe that allowing the other Regulated Funds and the Affiliated Funds to co-invest with Merx does not raise any legal or policy concerns that are not otherwise raised by allowing a Regulated Fund to co-invest with another Regulated Fund and/or one or more Affiliated Funds because, in terms of its operation and purpose, Merx differs from a private fund only in that it invests in and operates aircraft subject to leases instead of in investment securities.

3a-6 or Section 3(c)(3). Applicants state that Athene also invests through its affiliate MidCap, which currently is excluded from investment company status by Section 3(b)(1), 3(c)(5) or 3(c)(6).[9]

As with the other Affiliated Funds, each of Athene and MidCap is advised by an Adviser pursuant to a separate investment management agreement.

8.   The Existing Advisers to Affiliated Funds, identified in Appendix A to the application, are the investment advisers to the Existing Affiliated Funds. Each of the Existing Advisers to Affiliated Funds is registered as an investment adviser under the Advisers Act.

9.   Each of the Applicants may be deemed to be controlled by AGM. AGM owns controlling interests in the Advisers and, thus, may be deemed to control the Regulated Funds and the Affiliated Funds. Applicants state that AGM is a holding company and does not currently offer investment advisory services to any person and is not expected to do so in the future. Applicants state that as a result, AGM has not been included as an Applicant.

10.   Applicants state that a Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs.[10] Such a subsidiary may be prohibited from investing in a Co-

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[9]   Applicants state that, although Athene and MidCap may not rely on section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, as do the other Existing Affiliated Funds, Applicants do not believe that allowing Athene and MidCap to participate in Co-investment Transactions as Affiliated Funds raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Funds. Specifically, Applicants argue that Athene and MidCap are clients of Advisers the same way that an Affiliated Fund relying on Section 3(c)(1) or 3(c)(7) is a client of an Adviser. Although a relatively small portion of Athene's assets are managed by an investment adviser that is not an Adviser, only the portion of Athene's assets for which an Adviser has investment discretion will participate in Co-investment Transactions. Athene and MidCap may continue to be an Affiliated Fund in the future if it instead relies solely on Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) and otherwise satisfies the criteria for an "Affiliated Fund" set out in the definition thereof.

[10]   "Wholly-Owned Investment Sub" means an entity (i) that is a wholly-owned subsidiary of a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and in the case of an SBIC Subsidiary, maintain a license under the Small Business Investment Act of 1958 ("SBA Act") and issue debentures guaranteed by the Small Business Administration ("SBA")); (iii) with respect to which such Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the Conditions;

Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants' Representations:

A.   Allocation Process

11.   Applicants represent that they have established processes ensuring compliance with the Prior Order and for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. Further, Applicants represent that these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions.

12.   Specifically, applicants state that the Advisers are organized and managed such that the individual portfolio managers, as well as the teams and committees of portfolio managers, analysts and senior management ("Investment Teams" and "Investment Committees"), responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities. Under the Prior Order, the Advisers established and

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and (iv) that (A) would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act, or (B) that qualifies as a real estate investment trust within the meaning of Section 856 of the Internal Revenue Code because substantially all of its assets would consist of real properties. "SBIC Subsidiary" means a Wholly-Owned Investment Sub that is licensed by the SBA to operate under the SBA Act as a small business investment company.

implemented policies and procedures reasonably designed to ensure that, when such opportunities

arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same

information about the opportunity as any other Advisers considering the opportunity for their

clients. If the requested Order is granted, such policies and procedures will be amended to reflect

the terms of the requested Order. In particular, consistent with Condition 1, if a Potential Co-

Investment Transaction falls within the then-current Objectives and Strategies[11] and any Board-

Established Criteria[12] of a Regulated Fund, the policies and procedures will require that the relevant

portfolio managers, Investment Teams and Investment Committees responsible for that Regulated

Fund receive sufficient information to allow the Regulated Fund's Adviser to make its independent

determination and recommendations under the Conditions.

13.   The Adviser to each applicable Regulated Fund will then make an independent

determination of the appropriateness of the investment for the Regulated Fund in light of the

Regulated Fund's then-current circumstances. If the Adviser to a Regulated Fund deems the

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[11]   "Objectives and Strategies" means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

[12]   "Board-Established Criteria" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund's Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund's Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

Regulated Fund's participation in such Potential Co-Investment Transaction to be appropriate, then it will formulate a recommendation regarding the proposed order amount for the Regulated Fund.

14.   Applicants state that, for each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to the internal trading function, which is comprised of a group of individual traders who collect and execute trades. Applicants state further that each proposed order amount may be reviewed and adjusted, in accordance with the Advisers' written allocation policies and procedures, by an allocation committee for the area in question (e.g., credit, private equity, real estate) on which senior management, legal and compliance personnel from that area participate or, in the case of issues involving multiple areas or AGM as a whole, an AGM-wide allocation committee on which senior management, legal and compliance personnel for AGM participate.[13] The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its "Internal Order". The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions.[14]

15.   If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the "External Submission"), then each

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[13]   The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

[14]   "Required Majority" means a required majority, as defined in Section 57(o) of the Act. In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a

Potential Co-Investment Transaction exceed the size of the investment opportunity immediately

prior to the External Submission, then the allocation of the opportunity will be made pro rata on the

basis of the size of the Internal Orders.[15] If, subsequent to such External Submission, the size of the

opportunity is increased or decreased, or if the terms of such opportunity, or the facts and

circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the

opportunity, change, the participants will be permitted to submit revised Internal Orders in

accordance with written allocation policies and procedures that the Advisers will establish,

implement and maintain.[16]

B.   Follow-On Investments

16.   Applicants state that from time to time the Regulated Funds and Affiliated Funds

may have opportunities to make Follow-On Investments[17] in an issuer in which a Regulated Fund

and one or more other Regulated Funds and/or Affiliated Funds previously have invested.

17.   Applicants propose that Follow-On Investments would be divided into two

categories depending on whether the prior investment was a Co-Investment Transaction or a Pre-

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[15]   The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions. "Eligible Directors" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

[16]   The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with condition 2, 6, 7, 8 or 9, as applicable.

[17]   "Follow-On Investment" means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

Boarding Investment.[18] If the Regulated Funds and Affiliated Funds had previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the Standard Review Follow-Ons described in Condition 8.   If the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer but hold a Pre-Boarding Investment, then the terms and approval of the Follow-On Investment would be subject to the Enhanced-Review Follow-Ons described in Condition 9. All Enhanced Review Follow-Ons require the approval of the Required Majority. For a given issuer, the participating Regulated Funds and Affiliated Funds would need to comply with the requirements of Enhanced-Review Follow-Ons only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer would be governed by the requirements of Standard Review Follow-Ons.

18.   A Regulated Fund would be permitted to invest in Standard Review Follow-Ons either with the approval of the Required Majority under Condition 8(c) or without Board approval under Condition 8(b) if it is (i) a Pro Rata Follow-On Investment[19] or (ii) a Non-Negotiated Follow-On Investment.[20] Applicants believe that these Pro Rata and Non-Negotiated Follow-On

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[18]   "Pre-Boarding Investments" are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction: (i) in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters (defined below); or (ii) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

[19]   A "Pro Rata Follow-On Investment" is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate, immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund's Eligible Directors in accordance with Condition 8(c).

[20]   A "Non-Negotiated Follow-On Investment" is a Follow-On Investment in which a Regulated Fund

Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in accordance with Condition 10.

C.   <u>Dispositions</u>

19.   Applicants propose that Dispositions[21] would be divided into two categories. If the Regulated Funds and Affiliated Funds holding investments in the issuer had previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition would be subject to the Standard Review Dispositions described in Condition 6. If the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer but hold a Pre-Boarding Investment, then the terms and approval of the Disposition would be subject to the Enhanced Review Dispositions described in Condition 7. Subsequent Dispositions with respect to the same issuer would be governed by Condition 6 under the Standard Review Dispositions.[22]

20.   A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority under Condition 6(d) or without Board approval under Condition

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participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters. "JT No-Action Letters" means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

[21]   "Disposition" means the sale, exchange or other disposition of an interest in a security of an issuer.

[22]   However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review would be required because such findings would

6(c) if (i) the Disposition is a Pro Rata Disposition[23] or (ii) the securities are Tradable Securities[24] and the Disposition meets the other requirements of Condition 6(c)(ii). Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance with Condition 10.

D.   Delayed Settlement

21.   Applicants represent that under the terms and Conditions of the application, all Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa.   Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest

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not have been required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

[23]   A "Pro Rata Disposition" is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition; and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.

[24]   "Tradable Security" means a security that meets the following criteria at the time of Disposition: (i) it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act; (ii) it is not subject to restrictive agreements with the issuer or other security holders; and (iii) it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

      E.   <u>Holders</u>

22.   Under Condition 15, if an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such Shares as required under the Condition.

<u>Applicants' Legal Analysis</u>:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit participation by a registered investment company and an affiliated person in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application. Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies.

2.   Similarly, with regard to BDCs, section 57(a)(4) of the Act generally prohibits certain persons specified in section 57(b) from participating in joint transactions with the BDC or a company controlled by the BDC in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs.

3.   Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and

Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated

Funds and the Regulated Funds participating in such transactions fall within the category of persons

described by Rule 17d-1 and/or Section 57(b), as applicable, vis-à-vis each participating Regulated

Fund. Each of the participating Regulated Funds and Affiliated Funds may be deemed to be

affiliated persons vis-à-vis a Regulated Fund within the meaning of section 2(a)(3) by reason of

common control because (i) an Adviser, that is either AIM or an entity that controls, is controlled

by, or under common control with AIM, will be the investment adviser (and sub-adviser, if any) to

each of the Regulated Funds and the Affiliated Funds, (ii) AIM is the Adviser to, and may be

deemed to control, AIC, (iii) ACM is the Adviser to, and may be deemed to control, AIF and

ASFRF, and (iv) each BDC Downstream Fund will be deemed to be controlled by its BDC parent

and/or its BDC parent's Adviser; and (v) the Advisers are under common control. Thus, each of the

Regulated Fund and each Affiliated Fund may be deemed to be a person related to a Regulated

Fund and each Affiliated Fund in a manner described by Section 57(b) (or Section 17(d) in the case

of Regulated Funds that are registered under the Act) and therefore would be prohibited by

Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act)

and Rule 17d-1 from participating in Co-Investment Transactions without the Order. Further,

because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the

Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to

Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by

Regulated Funds that are registered under the Act), and thus also subject to the provisions of

Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions

without the Order. In addition, because the Apollo Proprietary Accounts will be controlled by an

Adviser and, therefore, may be under common control with AIC, AIF, ASFRF and ADS, the Advisers, and any Future Regulated Funds, the Apollo Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or 57(b) and also prohibited from participating in the Co-Investment Program.

4.　　　In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

5.　　　Applicants state that in the absence of the requested relief, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Applicants state that, as required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. Applicants further state that the Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions in accordance with the Conditions will be consistent with the provisions, policies, and purposes of the Act and would be done in a manner that is not different from, or less advantageous than, that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following Conditions:

1.   Identification and Referral of Potential Co-Investment Transactions.

(a)   The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)   When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   Board Approvals of Co-Investment Transactions.

(a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. of the application. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with these Conditions.

(c)   After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-

Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

> (i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

> (ii) the transaction is consistent with:

>> (A) the interests of the Regulated Fund's equity holders; and

>> (B) the Regulated Fund's then-current Objectives and Strategies;

> (iii) the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

>> (A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made

is the same; and (y) the earliest settlement date and the latest settlement date of any

Affiliated Fund or Regulated Fund participating in the transaction will occur within

ten business days of each other; or

(B)   any other Regulated Fund or Affiliated Fund, but not the Regulated

Fund itself, gains the right to nominate a director for election to a portfolio

company's board of directors, the right to have a board observer or any similar right

to participate in the governance or management of the portfolio company so long as:

(x) the Eligible Directors will have the right to ratify the selection of such director or

board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports

to the Regulated Fund's Board with respect to the actions of such director or the

information received by such board observer or obtained through the exercise of any

similar right to participate in the governance or management of the portfolio

company; and (z) any fees or other compensation that any other Regulated Fund or

Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated

Fund receives in connection with the right of one or more Regulated Funds or

Affiliated Funds to nominate a director or appoint a board observer or otherwise to

participate in the governance or management of the portfolio company will be shared

proportionately among any participating Affiliated Funds (who may, in turn, share

their portion with their affiliated persons) and any participating Regulated Fund(s) in

accordance with the amount of each such party's investment; and

(iv)   the proposed investment by the Regulated Fund will not involve

compensation, remuneration or a direct or indirect[25] financial benefit to the Advisers, any

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[25]   For example, procuring the Regulated Fund's investment in a Potential Co-Investment Transaction to

other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.   Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[26] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.[27]

5.   Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as

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permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[26]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

[27]   "Related Party" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate. "Close Affiliate" means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D). "Remote Affiliate" means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.   Standard Review Dispositions.

(a)   *General.* If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)   the Adviser to such Regulated Fund or Affiliated Fund[28] will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)   *Same Terms and Conditions.* Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)   *No Board Approval Required.* A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

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[28]   Any Apollo Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

(i)   (A) the participation of each Regulated Fund and Affiliated Fund in such

Disposition is proportionate to its then-current holding of the security (or securities) of the

issuer that is (or are) the subject of the Disposition[29]; (B) the Board of the Regulated Fund

has approved as being in the best interests of the Regulated Fund the ability to participate in

such Dispositions on a pro rata basis (as described in greater detail in the application); and

(C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all

Dispositions made in accordance with this Condition; or

(ii)   each security is a Tradable Security and (A) the Disposition is not to the

issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a

transaction in which the only term negotiated by or on behalf of the participating Regulated

Funds and Affiliated Funds is price.

(d)   *Standard Board Approval.* In all other cases, the Adviser will provide its written

recommendation as to the Regulated Fund's participation to the Eligible Directors and the

Regulated Fund will participate in such Disposition solely to the extent that a Required Majority

determines that it is in the Regulated Fund's best interests.

7.   Enhanced Review Dispositions.

(a)   *General.* If any Regulated Fund or Affiliated Fund elects to sell, exchange or

otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the

Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment

Transaction with respect to the issuer:

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[29]   In the case of any Disposition, proportionality will be measured by each participating Regulated
Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the
Disposition.

(i)   the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval.* The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)   the Disposition complies with Conditions 2(c)(i), (ii), (iii)(A), and (iv).

(ii)   the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)   *Additional Requirements.* The Disposition may only be completed in reliance on the Order if:

(i)   *Same Terms and Conditions*. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same

23

terms and conditions as those applicable to the Affiliated Funds and any other Regulated

Fund;

(ii)   *Original Investments.* All of the Affiliated Funds' and Regulated Funds'

investments in the issuer are Pre-Boarding Investments;

(iii)   *Advice of counsel.* Independent counsel to the Board advises that the making

and holding of the investments in the Pre-Boarding Investments were not prohibited by

Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)   *Multiple Classes of Securities.* All Regulated Funds and Affiliated Funds

that hold Pre-Boarding Investments in the issuer immediately before the time of completion

of the Co-Investment Transaction hold the same security or securities of the issuer. For the

purpose of determining whether the Regulated Funds and Affiliated Funds hold the same

security or securities, they may disregard any security held by some but not all of them if,

prior to relying on the Order, the Required Majority is presented with all information

necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's

holding of a different class of securities (including for this purpose a security with a

different maturity date) is immaterial[30] in amount, including immaterial relative to the size

of the issuer; and (y) the Board records the basis for any such finding in its minutes. In

addition, securities that differ only in respect of issuance date, currency, or denominations

may be treated as the same security; and

(v)   *No control.* The Affiliated Funds, the other Regulated Funds and their

affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in

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[30]   In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.   Standard Review Follow-Ons.

(a)   *General.* If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)   *No Board Approval Required.* A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)   (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[31] immediately preceding the Follow-On Investment; and

(B) the Board of the Regulated Fund has approved as being in the best interests of the

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[31]   To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as

described in greater detail in the application); or

(ii)   it is a Non-Negotiated Follow-On Investment.

(c)   *Standard Board Approval.* In all other cases, the Adviser will provide its written

recommendation as to the Regulated Fund's participation to the Eligible Directors and the

Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required

Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment

Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors

must complete this review of the proposed Follow-On Investment both on a stand-alone basis and

together with the Pre-Boarding Investments in relation to the total economic exposure and other

terms of the investment.

(d)   *Allocation.* If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any

Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding

investments in the issuer or the security at issue, as appropriate, immediately preceding the

Follow-On Investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested in the

Follow-On Investment by the participating Regulated Funds and any participating Affiliated

Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size

of the Internal Orders, as described in section III.A.1.b. of the application.

(e)   *Other Conditions.* The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in the application.

9.   Enhanced Review Follow-Ons.

(a)   *General.* If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval.* The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding

Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c)   *Additional Requirements.* The Follow-On Investment may only be completed in reliance on the Order if:

(i)   *Original Investments.*   All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(ii)   *Advice of counsel.* Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)   *Multiple Classes of Securities.* All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In

addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)   *No control.* The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)   *Allocation.* If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. of the application.

(e)   *Other Conditions.* The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in the application.

10.   Board Reporting, Compliance and Annual Re-Approval.

(a)   Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the

Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)   All information presented to the Regulated Fund's Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)   The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund's best interests.

11.   Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.   Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the Act) of any Affiliated Fund.

13.   Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.   Transaction Fees.[32] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may

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[32]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending

consummation of the transaction, the fee will be deposited into an account maintained by the

Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account

will earn a competitive rate of interest that will also be divided pro rata among the participants.

None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of

the Affiliated Funds or the Regulated Funds will receive any additional compensation or

remuneration of any kind as a result of or in connection with a Co-Investment Transaction other

than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees

described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii)

brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of

the Advisers, investment advisory compensation paid in accordance with investment advisory

agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

      15.   <u>Independence</u>. If the Holders own in the aggregate more than 25 percent of the

Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the

Regulated Fund's other shareholders (not including the Holders) when voting on (1) the election of

directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or

applicable State law affecting the Board's composition, size or manner of election.

      For the Commission, by the Division of Investment Management, under delegated authority.

                    J. Matthew DeLesDernier
                    Assistant Secretary